I, Alauddin Bhuiyan, the Executive Officers of iHealthScreen Inc., hereby certify that the financial statements of iHealthScreen and notes thereto for the periods ending 2023_____ (first Fiscal Year End of Review) and 2024____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of **$ -648,393.59**; taxable income of -$161,685.69 and total tax to be paid 48,649.78.

>   ***If the company has not filed tax returns please*** *replace above sentence with options below and then include the information for the previous year if applicable:*
>
>   iHealthScreen has not yet filed its federal tax return for 2024."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 05, 2025 (Date of Execution).

_____ (Signature)

_____CEO_____   (Title)

____04/11/2025_____ (Date)